

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 17, 2010

Jenifer Osterwalder
Chief Executive Officer
FUSA Capital Corporation
701 Fifth Avenue, Suite 4200
Seattle, WA 98104

Re: FUSA Capital Corporation
Preliminary Proxy Statement on Schedule 14A
Filed June 11, 2010
File No. 000-50274

Dear Ms. Osterwalder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   It does not appear you have included all of the disclosures required by our recent amendments to Regulation S-K with respect to proxy disclosure enhancements. Refer to SEC Release No. 34-61175.

The Proposal, page 4

2.   We refer to prior comment 2 of our letter dated June 3, 2010, and reissue that comment. We note your statement that "[a]s of the date of this Proxy, no acquisitions have been identified and the Company has not entered into any agreements to acquire any such businesses or entered into any agreements to issue shares for capital or [sic] do any such understandings exist, written or otherwise." Please revise your filing to indicate whether you <u>presently</u> have any plans,

proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including acquisitions. If so, please revise your disclosure to include materially complete descriptions of the plans, proposals or arrangements. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel